Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: June 5, 2017

A LOOK INSIDE:

BAKER HUGHES, A GE COMPANY

Creating Fullstream Capability Across the Oil and Gas Value
Chain

THE MANAGEMENT TEAM

Combining skills and expertise from GE Oil and Gas and Baker
Hughes to form an industry-leading team driving global
impact

LORENZO SIMONELLI

President and CEO

o Industry veteran and thought leader with extensive global
and financial experience

o As President and CEO of GE Oil and Gas, transformed business strategy and structure to help GE’s customers navigate
industry downturn

o Previously President and CEO of GE Transportation, where he expanded and diversified the division to a global
transportation equipment and solutions provider

o Also served as CFO Americas for GE Consumer and Industrial, as well as General Manager, Product Management for GE
Appliances, Lighting, Electrical Distribution and Motors

BELGACEM CHARIAG

Chief Global Operations Officer

o Industry veteran with wide range of oil and gas related
operations experience

o As President, Global Operations for Baker Hughes,
responsible for driving world-class operational performance
and recognized for delivering strong operating profits

o Previously served as Baker Hughes’ VP and Chief
Integration Officer and as President, Global Products and
Services

BRIAN WORRELL

Chief Financial Officer

o 25 years of experience as a financial executive in GE

o As CFO of GE Oil and Gas, leads finance function and global teams

o Previously served as GE’s VP, Corporate Financial Planning and Analysis and GE’s VP, Corporate Audit Staff, where he
led team responsible for ensuring company best practices

WILL MARSH

Chief Legal Officer

o Accomplished executive that has served in various legal
and corporate roles

o Serving as the VP and General Counsel of Baker Hughes
since February 2013 and held various executive legal and
corporate roles within Baker Hughes from 1998-2013

o Previously a Partner at Ballard Spahr LLP, representing
clients in corporate, finance and securities laws

MARIA CLAUDIA BORRAS

President and CEO, Oilfield Services

o 25-year oil and gas-sector veteran, 20 of which were spent with Baker Hughes

o As Chief Commercial Officer of GE Oil and Gas, manages a
team of employees globally in Sales, Commercial, Key
Accounts and Marketing

o Broad experience in Operations, organizational
transformation, process improvement and executing growth
strategies

DEREK MATHIESON

Chief Marketing and Technology Officer

o Strong technical background with 25 years experience
spanning academia, exploration and production and the
oilfield service industry

o As Baker Hughes’ Chief Commercial Officer, responsible for leading commercial growth strategy, including developing
alternate sales channels for products and technology

o Oil and gas career also includes roles at Shell
Exploration and Production and Wood Group in the U.K.

HARRY ELSINGA

Chief Human Resources Officer

o 20 years of experience with GE in a variety of HR and
leadership positions

o As VP, HR for GE Oil and Gas, supports 35,000 globally
located employees in more than 120 countries

o Previously served as Senior HR Manager for GE’s Global
Growth and Operations organization and managed executive
development in GE Corporate

NEIL SAUNDERS

President and CEO, Oilfield Equipment

o Over 25 years of experience in upstream oil and gas
industry

o As GE Oil and Gas’ President and CEO, Subsea Systems and
Drilling, responsible for all product lines, systems and
global operations at division and also served on GE Product
Management Council

o Previously served as global leader for GE Oil and Gas’
Subsea Production Systems and Global Services business

JODY MARKOPOULOS

Chief Engineering and Supply Chain Officer

o Seasoned executive with deep leadership experience in
supply chain and business operations working in 4 different
segments over 24 years with GE

o As VP Operations at GE Oil and Gas, leads a global supply
chain strategy through successfully leveraging across GE
capabilities, and implementing new digital and advanced
manufacturing technologies to deliver competitive products
and solutions to customers

o Previously was President and CEO of GE Intelligent Platforms
a $1B automation and software business

NICOLA JANNIS

Chief Business Development Officer

o Over 20 years of experience in strategy, mergers and
acquisitions (MandA) and finance of which 10+ years in Oil and
Gas.

o As Head of Business Development at GE Oil and Gas leads
corporate portfolio strategy, deal origination and execution and acquisition integration planning

o Previously worked at ABB Asea Brown Boveri and Philips
Electronics in corporate development and finance positions

ROD CHRISTIE

President and CEO, Turbomachinery and Process Solutions

o Has over 30 years of experience in the Power and Energy
industries, of which 18 years have been with GE

o Leads GE Oil and Gas’ Turbomachinery and Process Solutions
business unit, one of industry’s most extensive rotating
equipment product and service portfolios operating in 57
countries

o Prior to joining GE, spent 14 years with Scottish and
Southern Energy in a wide range of engineering, project
development and management roles

JENNIFER HARTSOCK

Chief Information Officer

o Over 20 years of IT leadership experience including prior
to GE CIO roles in Cameron International and Caterpillar

o As CIO of GE Oil and Gas, leads the global IT team to
deliver simplification and innovative solutions

o Drives GE Oil and Gas’s Digital Thread powered by the Predix platform to enhance business productivity and accelerate
customer outcomes

JACK HINTON

Chief Health, Safety and Environment (HSE) Officer

o Industry veteran with 38 years of experience

o Serves as VP HSE at Baker Hughes and is known across
industry for his insights into strategic directions that
yield efficiency, effectiveness and step-change

o Previously spent 26 years at Texaco serving in various
leadership roles

MATTHIAS HEILMANN

President and CEO, Digital Solutions

o Over 20 years of industry expertise in technology,
software, operations and finance

o Leads GE Oil and Gas’ Digital Solutions business that is
focused on sensing, inspection and controls technology
solutions for oil and gas and industrial customers

o Oversees entire portfolio of digital capabilities from
development to commercialization for solutions powered by
Predix -- GE’s cloud platform for the Industrial Internet --
driving asset and operations optimization for the oil and
gas industry

UWEM UKPONG

Chief Integration Officer

o Industry veteran with oil industry experience spanning
four continents

o Leads overall integration planning for GE Oil and Gas and
previously responsible for all product lines, systems and
global operations of the GE Oil and Gas Surface business unit

o Previously held several senior executive roles at
Schlumberger during 22-year tenure

UPON CLOSE,

BAKER HUGHES,

A GE COMPANY WILL HAVE A MANAGEMENT TEAM COMMITTED TO
INVENTING SMARTER WAYS TO BRING ENERGY TO THE WORLD

LOCAL CAPABILITY INSIDE A GLOBAL FOOTPRINT TO BEST SERVE
CUSTOMERS

HOUSTON, TX and LONDON, UK Headquarters

120+ Countries

~70,000 Employees worldwide

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, Bear Newco, Inc. (“Newco”) has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto.  The registration statement was declared effective by the SEC on May 30, 2017.  Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”), and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.